Exhibit 1

FOR IMMEDIATE RELEASE	30 JUNE 2016

WPP PLC (“WPP”)

WPP makes strategic investment in Woven Digital in the US

WPP announces that it has agreed to make a strategic investment in Woven Digital, Inc. (“Woven”), a digital media company that targets the millennial male market, in the US.

Woven’s clients include AB Inbev, AT&T, NBC Universal and the Ultimate Fighting Championship. The company employs 130 people and is based in Culver City, CA, with offices in New York and Chicago. It was founded in 2010.

The investment is being made through WPP Ventures, which is based in Silicon Valley and explores investments in new technology companies that offer innovative solutions to WPP clients and strengthen the capabilities of WPP. WPP Ventures is the lead investor in the Series B round. Other investors include Institutional Venture Partners and H-14.

Woven is a digital media company that produces and distributes pop culture content to nearly 50 million monthly users. Through exclusive stories, award-winning original documentaries and informative daily programming, Woven Digital is home to some of the most influential content targeting millennial men through its three distinct brands: Uproxx, Hitfix and BroBible.

This investment continues WPP strategy of focusing on three key areas that differentiate the Group’s offering to clients: content, technology and data. The Group has invested in multiple digital content companies that target the millennial market. In addition to the male-focused Woven, WPP has invested in Refinery29, which is aimed at millennial women, Mitú, Inc., a leading online Hispanic-focused digital content creator and media company catering to young Latino audiences in the US and Latin America, and All Def Digital, which focuses on the important to reach urban-centric youth culture market. Other investments include Truffle Pig, Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Say Media, Bruin Sports Capital, Courtside Ventures, The Weinstein Company and VICE.

Additional WPP digital assets include companies like Acceleration (marketing technology consultancy), Cognifide (content management technology), Salmon (e-commerce), Hogarth (digital production technology) and Xaxis (the world’s largest global programmatic media and technology company). WPP also has investments in a number of innovative technology services companies such as Globant, Mutual Mobile, Kuvera (an ecommerce company specializing in Chinese ecommerce platforms) and ad technology companies such as AppNexus, comScore (data investment management), eCommera, DOMO, mySupermarket and Percolate. The Group’s digital revenues were over US$7 billion in 2015, representing 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In North America, WPP companies (including associates) collectively generate revenues of around US$7.5 billion and employ 28,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239